UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39706

Population Health Investment Co., Inc.

(Exact name of registrant as specified in its charter)

One World Financial Center

New York, New York

(212) 993-3113

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A ordinary share, and one Warrant to acquire one-third of one Class A ordinary share

Class A ordinary shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one Class A ordinary share, and one Warrant to acquire one-third of one Class A ordinary share: 0 holders

Class A ordinary shares, par value $0.0001 per share: 0 holders

Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934 Population Health Investment Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

POPULATION HEALTH INVESTMENT CO., INC.

By:	/s/ Christopher Cox
Name: Christopher Cox
Title: Senior Vice President

Date: December 12, 2022